UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC |
|---|
| 8-66460 |

15045046

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARJENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York, (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Depalo (212) 446-0006
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
19 REGISTRATIONS BRANCH

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue C114 (Address) Lake Success, (City) NY (State) 11042 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tr 1/21/15

## OATH OR AFFIRMATION

I, Robert Depalo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DONALD KAHLER
Notary Public, State of New York
No. 01KA6226339
Qualified in New York County
Commission Expires 08/09/2014

Signature

Chairman & CEO
Title

2/27/2014
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ARJENT LLC**

**As of December 31, 2013**

CONTENTS

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Arjent LLC

We have audited the accompanying financial statements of Arjent LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arjent LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*DePietto CPA PC*

DePietto CPA, PC
Lake Success
February 19, 2014

DEPIETTO CPA
Accounting · Tax · Advisory

A Professional Corporation

ARJENT LLC

Statement of Financial Condition

December 31, 2013

ASSETS

| | |
|---|---|
| Cash | $ 305,811 |
| Deposits with Clearing Broker | 84,867 |
| Receivables from Clearing Broker | 225,795 |
| Fixed assets, net of accumulated depreciation and amortization of $120,823 | 38,255 |
| Prepaid expenses | 18,864 |
| Intangible assets, net of amortization of $240,000 | 360,000 |
| Other assets | 224,731 |
| Total assets | 1,258,323 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable, accrued expenses, and other liabilities | 114,860 |
| Total liabilities | 114,860 |
| Members' Equity | 1,143,463 |
| Total liabilities and members' equity | $ 1,258,323 |

The accompanying notes are an integral part of these financial statements

**ARJENT LLC**

**Statement of Operations**

**for the Year Ended December 31, 2013**

| | |
|---|---|
| **REVENUES:** | |
| Commissions | $ 5,477,245 |
| Investment banking | 347,610 |
| Other income | 721,713 |
| Total Revenue | 6,546,568 |
| **EXPENSES:** | |
| Employment compensation and benefits | 4,101,369 |
| Floor brokerage, exchange and clearing fees | 157,194 |
| Occupancy | 674,673 |
| General and administrative | 557,986 |
| Professional fees | 397,909 |
| Travel and entertainment | 247,210 |
| Depreciation and amortization | 121,472 |
| Regulatory fees | 69,008 |
| Total Expenses | 6,326,821 |
| NET INCOME | $ 219,747 |

The accompanying notes are an integral part of these financial statements

ARJENT LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2013

| | Member's Capital |
|---|---|
| Balance, January 1, 2013 | $ 1,249,634 |
| Net Income | 219,747 |
| Members' Capital Contributions | 1,486 |
| Members' Capital Withdrawals | (327,404) |
| Balance, December 31, 2013 | $ 1,143,463 |

The accompanying notes are an integral part of these financial statements

ARJENT LLC

Statement of Cash Flows

for the Year Ended December 31, 2013

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 219,747 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 121,472 |
| Changes in assets and liabilities | |
| (Increase) decrease in operating assets | |
| Deposits with clearing broker | 5,561 |
| Receivables from clearing broker | 65,639 |
| Prepaid assets | (10,959) |
| Other assets | (25,155) |
| (Decrease) increase in liabilities | |
| Accounts payable, accrued expenses and other | (106,824) |
| Net cash provided in operating activities | 269,481 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Acquisition of Fixed Assets | (39,728) |
| Net cash used by investing activities | (39,728) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Members' contributions | 1,486 |
| Members' distributions | (327,404) |
| Net cash used by financing activities | (325,918) |
| Net decrease in cash | (96,165) |
| Cash and equivalents, beginning of year | 401,976 |
| Cash and equivalents, end of year | $ 305,811 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid during the year for interest | - |
| Cash paid during the year for taxes | $ 3,900 |

The accompanying notes are an integral part of these financial statements

## ARJENT LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2013

**Note 1 – Nature of Business Operations**

Arjent LLC (the Company) is a Delaware limited liability company located in Manhattan, New York. The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority – FINRA, and Securities Investor Protection Corporation – SIPC.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

Note 2 – **Accounting Policies**

Basis of presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) Unless otherwise disclosed. The Company is engaged as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and third party marketing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2013, the Company's cash exceeded the limit by $55,811. At December 31, 2013, the Company did not have any cash equivalents.

Note 2 – Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Furniture, fixtures and equipment are depreciated on a straight-line basis using their estimated lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Other Assets

Other assets consist primarily of loans to brokers. Loans to brokers are considered to be part of the brokers contract with the company and are valued at cost.

Revenue Recognition

The Company earns commission revenue from effecting trades in US and non US equity securities. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent.

Other income includes other fee income and third party marketing fees where the Company raises capital from institutional investors for its clients. (See Notes 9 & 12).

Income Taxes

The Company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

**Note 2 – Accounting Policies - Income Tax (continued)**

Income taxes are accounted for under Accounting Standards Codification Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Sterne Agee. The Company's clearing and execution agreement provides that credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Sterne Agee records customer transactions on a trade date basis. Sterne Agee is therefore exposed to risk of loss on these transactions. In the event of the customer's inability to meet the terms of its contracts, Sterne Agee may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations.Any losses incurred by Sterne Agee are charged back to the Company.

**Note 2 – Accounting Policies - Significant Credit Risk (continued)**

The Company, in conjunction with Sterne Agee, controls off balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Sterne Agee establishes margin requirements. and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

**Note 3 - Financial Instruments**

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.Assets and liabilities (subject to the standard, measured and reported at fair value) are classified and disclosed in one of the following categories:

Level 1 – Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 – Inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the asset or liability.

**Note 4 – Deposits with Clearing Broker**

The Company maintains cash deposited with Sterne Agee pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on April 10, 2012, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31,2013,the Company had $75,000 deposited with Sterne Agee which is disclosed on the Statement of Financial Condition within the "Deposit for Clearing Broker" line. The deposit does not represent an ownership interest in Sterne Agee.

**Note 5 - Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2013, the Company had net capital of $491,746, which was $441,746 in excess of regulatory requirement net capital of $50,000. The Company had an AI/NC ratio of .23 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exempt with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, Sterne Agee.

The Company is registered with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 Reserve requirements.

The Company has elected an exemption from Rule 15c3-3 based on section (2)(ii), which states "All customer transactions be cleared through another broker dealer on a fully disclosed basis".

**Note 6- Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2013

**Note 7 – Disclosure of Statement of Financial Condition**

A statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to Sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the NY district office of the Securities and Exchange Commission.

**Note 8 – Fixed Assets**

Fixed assets, net at December 31, 2013 consist of the following:

| | |
|---|---|
| Furniture & fixtures (useful life 7 years) | $62,905 |
| Computers (useful life 5 years) | 96,173 |
| Total Cost | 159,078 |
| Less amortized depreciation | 120,823 |
| Fixed assets, net of depreciation | $38,255 |

**Note 9 – Other Income**

Other income, at December 31, 2013 consists of the following:

| | |
|---|---|
| 12b1 Fee Income | $ 8,878 |
| Consulting | 50,000 |
| Third Party Marketing | 170,874 |
| Software Usage Fee | 250,000 |
| 2013 Annual Fees | 225,375 |
| Other Income-debt recovery, refunds, etc | 16,586 |
| | $ 721,713 |

**Note 10 – Commitments and Contingencies**

The Company has a month to month sublease agreement with Q-Media, Inc. for office space at the Company's current location. The on-going agreement costs approximately $45,000 a month.

**Note 11 - Guarantees**

The Company applies the provisions of ASC 460, Guarantees, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Sterne Agee for losses that it may sustain without limit from the customer

**Note 11 – Guarantees (continued)**

accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2013, no amounts were recorded under such agreement as no loss existed. Under FASB ASC 460, Guarantees, the Company has a yearly minimum fee to its clearing firm of $60,000.

**Note 12 – Related Party Transactions**

The Company leases office space from Q-Media, Inc. a related party.

The Company has elected to amortize the value of certain brokerage customer accounts purchased from a related party in 2010 for $600,000 at $120,000 a year.

In 2013, the Company sold its CRM Software to Arjent Ltd (UK) as a software usage fee for $250,000. The Chairman and Principal shareholder of Arjent LLC is also Chairman and a shareholder of Arjent Ltd (UK).

**Note 13 – New Accounting Pronouncements**

On July 30, 2013, the SEC released the final amendment to Rule 17a-5, Reports to Be Made by Certain Brokers and Dealers. The rule requires a broker-dealer that claims an exemption from Rule 15c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and if applicable, identifies each exception and briefly describes the nature of each exception. All broker-dealers will also be required to file Form Custody that will provide information on whether a broker-dealer maintains custody of customer and non-customer assets.

**Note 14 – Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2013 through the date of these financial statements and determined that no other subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

ARJENT LLC

SUPPLEMENTARY SCHEDULES

December 31, 2013

New York, New York

ARJENT LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2013

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total partners' equity | | $1,143,463 |
| Deduct stockholders' equity not allowable for net capital | | 0 |
| Total stockholders' equity qualified for net capital | | 1,143,463 |
| Deductions: | | |
| Non-allowable assets | | |
| Fixed assets | 38,255 | |
| Prepaid expenses | 18,864 | |
| Intangible assets | 360,000 | |
| Other assets | 224,731 | |
| Deposits with clearing broker - not allowed | 9,867 | 651,717 |
| | | 491,746 |
| Net capital before haircuts on securities positions | | |
| Haircuts on securities | | |
| Trading and investment securities | | 0 |
| NET CAPITAL | | $491,746 |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable, accrued expenses | 114,860 | 114,860 |
| Total aggregate indebtedness | | $114,860 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required: | | 7,657 |
| Minimum dollar required: | | $50,000 |
| Excess net capital | | $441,746 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount | | $431,746 |
| Ratio: Aggregate indebtedness to net capital | | 0.23 |

ARJENT LLC

Schedule II

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2013)

| | As filed | Adjustments | Per Audit |
|---|---|---|---|
| Total Shareholders' Equity | $ 1,148,399 | $ (4,936) | $ 1,143,463 |
| Less: Unallowable Assets | (627,240) | (24,477) | (651,717) |
| | 521,159 | (29,413) | 491,746 |
| Less: Haircuts | - | - | - |
| Net Capital | 521,159 | (29,413) | 491,746 |
| Minimum Net Capital required | 50,000 | | (50,000) |
| Excess net capital | 471,159 | (29,413) | 441,746 |
| Aggregate indebtedness | $ 85,447 | $ (29,413) | $ 114,860 |
| Ratio AI to NC | 16% | | 23% |

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

The difference between the net capital computation as reported on Arjent LLC FOCUS report - Part IIA as of December 31, 2013 results from adjustments made to year end expenses to properly record fixed assets, commissions payable, depreciation expense, and other minor differences as of December 31, 2013

These differences have been reconciled and there is no material difference between the audit and the FOCUS filing as amended..

ARJENT LLC

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
Schedule III

As of December 31, 2013

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

The Company is a broker-dealer and is exempt from the provision of SEC Rule 15c3-3, subparagraph (k)(2)(i). The conditions of exemption are being maintained.

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

**SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)**

To the Members of
Arjent LLC

In planning and performing our audit of the financial statements of Arjent LLC (the "Company"), as of and for the year ended December 31, 2013 in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System